13012426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
401

SEC MAIL PROCESSING RECEIVED
FEB 28 2013
WASH, D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott Davis Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 Verdae Blvd, Suite 504
(No. and Street)

Greenville SC 29607
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen R. Gillespie 864-288-2849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.W. Hunt and Company, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 265 Columbia SC 29202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen R. Gillespie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott Davis Brokerage Services, LLC, as of February 22, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal & CCO
Title

[signature]
Notary Public
MY COMMISSION EXPIRES: 6-27-22

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT DAVIS
BROKERAGE SERVICES, LLC

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities and Exchange Act of 1934)

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM T. POUNCEY, CPA
M. RILEY CREECH, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT AUDITOR'S REPORT

The Members
Elliott Davis Brokerage Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Elliott Davis Brokerage Services, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

(Continued) - 1.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elliott Davis Brokerage Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 27, 2013

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CASH AND CASH EQUIVALENTS	$ 55,920
NFS ACCOUNTS	28,563
COMMISSIONS RECEIVABLE	40,114
PREPAID EXPENSES	14,585
ESCROW DEPOSIT	50,000
GOODWILL	15,448
TOTAL ASSETS	**$204,630**

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$ 39,909
DUE TO NFS	1,457
DUE TO GREENVILLE FIRST	15
PAYABLE TO PARENT	25,426
TOTAL LIABILITIES	66,807
MEMBER'S EQUITY	137,823
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 204,630**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES	
Brokerage revenue	$ 989,004
Other revenue	35,169
	1,024,173
OPERATING EXPENSES	
Clearing charges	272,160
Commissions expense	132,949
Employee compensation and benefits	45,297
Registration, licensing and compliance fees	93,494
Other	69,105
	613,005
NET INCOME	**$ 411,168**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2012

	Total
Balance, December 31, 2011	$ 229,957
Net income	411,168
Member's capital contributions	16,698
Distribution of profits to member	(520,000)
Balance, December 31, 2012	**$ 137,823**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

OPERATING ACTIVITIES	
Net Income	$ 411,168
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in operating assets and liabilities:	
NFS accounts	(28,563)
Commissions receivable	11,211
Prepaid expenses	528
Escrow deposit	15,000
Accounts payable and accrued expenses	34,382
Intercompany payable	24,776
Net cash provided by operating activities	468,502
FINANCING ACTIVITIES	
Additional paid in capital	16,698
Distributions to Member	(520,000)
Net cash used by financing activities	(503,302)
Decrease in cash and cash equivalents	(34,800)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	90,720
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 55,920**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Nature of Operations and Acquisition

Elliott Davis Brokerage Services, LLC (the "Company"), which has representatives in Greenville, Anderson, and Charleston, South Carolina, commenced operations on September 18, 2008 as a result of an acquisition by Elliott Davis Investment Advisors, LLC (the "Member"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Date of Management's Review

Subsequent events were evaluated through February 27, 2013, which is the date the financial statements were available to be issued.

Revenue recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash equivalents

All short-term, highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

Commissions Receivable

Commissions receivable represent December commissions received in January and do not require an allowance for uncollectible amounts.

Income taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Personal assets and liabilities of the member

In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive share of net income of the Company or its rights to refunds on its net loss, nor any provision for income tax expense or an income tax refund. The member does not have any personal liability for any obligations of the Company.

Goodwill

Goodwill is tested annually for impairment. At December 31, 2012, no impairment has been determined.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for tax years prior to 2009.

NOTE 3 - RELATED PARTY

In September 2012, the Company entered into an expense sharing agreement with its Member to share in the expenses the Company derives benefit from, including employees, rent, and overhead expenses. Its Member allocates a percentage of expenses to the Company equal to the percentage of revenue the Company generates for its Member. The expense sharing agreement covers a one (1) year period and will automatically renew at the end of the term. The Company paid $141,202 for shared expenses during the year with $25,426 payable at December 31, 2012.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital, as defined, of $74,313 which was $24,313 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .90 to 1. See Supplementary Schedule 1 for these calculations.

NOTE 5 - SUBSEQUENT EVENT

Subsequent to year end a minority owner of the Member was purchased by the remaining partners of the Member.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2012

NET CAPITAL

TOTAL MEMBER'S EQUITY	$	137,823
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		137,823
DEDUCT		
Blockage		284
Nonallowable assets from Statement of Financial Condition:		
Prepaid expenses		14,585
Accounts receivable - non-allowable		33,193
Intangible asset		15,448
Net capital before haircuts on securities positions		74,313
Haircuts on securities		-
Net capital	**$**	**74,313**

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$	66,807
ADD		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Total aggregate indebtedness	**$**	**66,807**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**89.90%**

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	74,313
Audit adjustment to record mutual fund receivable		-
Net capital per above	**$**	**74,313**

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

Supplementary Schedule 2

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2012

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits in all suspense accounts over thirty calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items		-
DEBIT BALANCES		
Debit balances in customers' cash and margin excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Total debit items		-

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2012

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	-

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

INDEPENDENT AUDITOR'S
REPORT ON INTERNAL CONTROL

J. W. HUNT AND COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM T. POUNCEY, CPA
M. RILEY CREECH, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Members
Elliott Davis Brokerage Services, LLC

In planning and performing our audit of the financial statements of Elliott Davis Brokerage Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued) - 1.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely of Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 27, 2013

(Concluded) - 2.

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM T. POUNCEY, CPA
M. RILEY CREECH, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members
Elliott Davis Brokerage Services, LLC
124 Verdae Boulevard, Suite 504
Greenville, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Elliott Davis Brokerage Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries specifically Wells Fargo check number 1167 for $179 and Greenville First check number 1016 for $94 noting no differences;

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to the client-prepared schedule of adjustments noting no differences;

(Continued) - 1.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by verifying formulas on the client-prepared schedule, agreeing amounts to the general ledger as appropriate and recomputing amounts on Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 27, 2013

(Concluded) - 2.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049514 FINRA DEC
ELLIOTT DAVIS BROKERAGE SERVICES LLC 14*14
124 VERDAE BLVD STE 504
GREENVILLE SC 29607-3847

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Allen Gillespie 864-288-2849

2. A. General Assessment (item 2e from page 2) $ 273

B. Less payment made with SIPC-6 filed (**exclude interest**) (179)
7/31/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 94

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 94

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 94

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Elliott Davis Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner & CCO
(Title)

Dated the 15 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,024,161
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	641,798
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	272,160
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,231
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	915,189
2d. SIPC Net Operating Revenues	$108,972
2e. General Assessment @ .0025	$273 (to page 1, line 2.A.)